SECUR 11015125 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-67287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 Main Street
(No. and Street)

Columbia, SC 29201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Spires 803.931.1693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

225 Peachtree Street NE, Suite 600 Atlanta, GA 30303-1728
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.
211

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VD
3/17

OATH OR AFFIRMATION

I, Sharon W. Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Securities Corp, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Citizens Securities

Dixon Hughes PLLC
Charlotte, North Carolina

February 18, 2011

We are providing this letter in connection with your engagement to apply agreed-upon procedures in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 (the "1934 Act"), with respect to the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by the Company and the Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), and SIPC, solely to assist the Company and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), we confirm, to the best of our knowledge and belief, the following representations made to you during your engagement.

1) We are responsible for the presentation of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) .

2) As of December 31, 2010 , the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010 is presented in accordance with Rule 17a-5(e)(4).

3) We are responsible for selecting the criteria and for determining that such criteria are appropriate for our purposes.

4) We have disclosed to you all known matters contradicting the accuracy of the prepared General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010.

5) There have been no communications from regulatory agencies, internal auditors, and other independent practitioners or consultants relating to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010, including communications received between January 1, 2011 and February 18, 2011.

6) We have made available to you all information that we believe is relevant to of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010.

7) We have responded fully to all inquiries made to us by you during the engagement.

1230 Main Street, Columbia, South Carolina 29201 · PO Box 29, Columbia, South Carolina 29202 · telephone 866.931.1691 · fax 803.931.1196

8) No events have occurred subsequent to December 31, 2010 that would require adjustment to or modification of General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010.

9) Your report is intended solely for the information and use of the board of directors and management, the SEC, FINRA, and SIPC, and is not intended to be and should not be used by anyone other than those specified parties.

Very truly yours,

First Citizens Securities Corporation

Sharon Bryant
President

David Parker
Director of Sales

Robert Spires
Chief Compliance Officer, Director of Operations

First Citizens Securities

Dixon Hughes PLLC
Charlotte, North Carolina

February 18, 2011

We are providing this letter in connection with your audits of the balance sheets of First Citizens Securities Corporation (a wholly owned subsidiary of First Citizens Bancorporation, Inc.) (the Company), as of December 31, 2010 and 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended for the purpose of expressing an opinion as to whether these financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations, and its cash flows in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation of the financial statements of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audits:

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America, and include all disclosures necessary for such fair presentation and disclosures required to be included therein by the laws and regulations to which the Company is subject. In addition, the financial statement schedules required to be filed by the Company present fairly, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

2. We have made available to you:

    a. All financial records and related data.

b. All minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. All significant board and committee actions are included in the summaries.

c. All regulatory examination reports, supervisory correspondence, and similar materials from applicable regulatory agencies, including communications about supervisory actions or noncompliance with, or deficiencies in, rules and regulations or supervisory actions.

3. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

4. There have been no:

   a. Instances of fraud[1], whether or not material, involving management or other employees who have a significant role in internal control over financial reporting.

   b. Instances of fraud involving others that could have a material effect on the financial statements.

   c. Allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

   d. Communications from the SEC or other regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

   e. Violations or possible violations of laws or regulations, the effects of which should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   f. Illegal acts brought to our attention.

[1] We understand that the term "fraud" includes misstatements arising from fraudulent financial reporting and misstatements arising from misappropriation of assets. Misstatements arising from fraudulent financial reporting are intentional misstatements, or omissions of amounts or disclosures in financial statements to deceive financial statement users. Misstatements arising from misappropriation of assets involve the theft of an entity's assets where the effect of the theft causes the financial statements not to be presented in conformity with accounting principles generally accepted in the United States of America.

g. Unasserted claims or assessments that our lawyer(s) has (have) advised us are probable of assertion and must be disclosed.

h. Material transactions that have not been properly recorded in the accounting records underlying the financial statements.

i. Changes in accounting principles.

j. Material adjustments, including changes in classification, to previously issued financial statements.

5. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information[2].

6. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

7. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral or deposited in escrow as security except as made known to you and disclosed in the financial statements.

8. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

9. Significant estimates that may be subject to a material change in the near term have been properly disclosed in the financial statements. We understand that "near term" means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the Company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

10. The Company has appropriately reconciled its general ledger accounts to their related supporting information. All related reconciling items considered to be material were identified and included

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[2] A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

on the reconciliations and were appropriately adjusted in the financial statements. All intracompany (and intercompany) accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

11. The following information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk has been properly disclosed in the financial statements:

    a. Extent, nature, and terms of financial instruments with off-balance-sheet risk.

    b. The amount of credit risk of financial instruments with off-balance-sheet credit risk and information about the collateral supporting such financial instruments.

    c. Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

    d. The common activity, region, or characteristic that identifies the concentration.

    e. The maximum loss that could result if the counterparties completely failed to perform their obligations and any collateral for the amounts due were worthless.

    f. The Company's policy of requiring collateral to minimize the risk, the nature of this collateral, and information about the Company's access to the collateral.

12. The following have been properly recorded or disclosed in the financial statements:

    a. Related party[3] transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

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[3] We understand that the term "related party" refers to affiliates of the enterprise; entities for which investments are accounted for by the equity method by the enterprise; trusts for the benefits of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the enterprise; its management; members of the immediate families of principal owners of the enterprise and its managements; and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might by prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

b. Agreements to repurchase assets previously sold, including sales with recourse.

c. Commitments to purchase or sell securities, including commitments to purchase or sell securities under forward-placement, financial futures contracts and standby commitments.

d. Liabilities or gain or loss contingencies and guarantees that are required to be accrued or disclosed.

e. Losses, costs, or expenses that may be incurred on securities, loans, receivables, leases, real estate owned and contracts.

f. Losses from transactions related to off-balance-sheet financial instruments.

g. Significant common ownership or management control relationships requiring disclosure.

h. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.

i. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and lines of credit or similar arrangements.

13. Customers' debit balances, brokers debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

14. The calculations of current and deferred tax expense (benefit) and related current and deferred tax assets and liabilities have been determined based on appropriate provisions of applicable enacted tax laws and regulations.

15. The Company has properly analyzed and recorded its tax positions.

16. The financial statements disclose all of the matters of which we are aware that are relevant to the entity's ability to continue as a going concern, including significant conditions and events, and our plans.

17. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

18. There are no material weaknesses or inadequacies at December 31, 2010, or during the period January 1, 2011, to February 18, 2011, in internal control and control activities for safeguarding securities and the practices and procedures followed –

    a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

    b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

    c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

19. Net capital computations, prepared by the Company during the period from January 1, 2011 through February 18, 2011, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period.

20. The General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010 was accurately prepared.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements, including fair value measurements and disclosures.

Very truly yours,

First Citizens Securities Corporation

Sharon Bryant
President

David Parker
Director of Sales

Robert Spires
Chief Compliance Officer, Director of Operations

FIRST CITIZENS SECURITIES CORPORATION

(A WHOLLY OWNED SUBSIDIARY OF FIRST CITIZENS BANK AND TRUST COMPANY, INC.)

Financial Statements and Schedules

December 31, 2010 and 2009

(With Independent Auditors' Report Thereon)

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Citizens Securities Corporation:

We have audited the accompanying balance sheets of First Citizens Securities Corporation (a wholly owned subsidiary of First Citizens Bank and Trust Company, Inc.) (the "Company") as of December 31, 2010 and 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Securities Corporation as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Charlotte, North Carolina
February 18, 2011

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Balance Sheets
December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash (Note 5)	$ 5,181,009	$ 4,483,949
Investment securities available-for-sale, at fair value (Note 3)	594,072	—
Furniture and equipment, net (Note 4)	24,654	22,361
Prepaid expenses	25,861	25,088
Commissions receivable	26,493	13,107
Other assets	1,283	3,886
Total assets	5,853,372	4,548,391
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Due to Related Parties (Note 5)	735,298	693,336
Accrued compensation expense	320,776	235,435
Other liabilities	—	31,044
Total liabilities	1,056,074	959,815
Stockholder's equity (Note 9):		
Common stock, $100 par value, 1 share authorized, issued and outstanding	100	100
Additional paid-in capital	749,900	749,900
Retained earnings	4,044,797	2,838,576
Accumulated other comprehensive income, net of deferred taxes of $1,347	2,501	—
Total stockholder's equity	4,797,298	3,588,576
Total liabilities and stockholder's equity	$ 5,853,372	$ 4,548,391

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Income
For the years ended December 31, 2010 and 2009

	2010	2009
REVENUES		
Commissions	$ 7,176,632	$ 6,149,351
Other income	18,797	2,267
Total revenues	7,195,429	6,151,618
EXPENSES		
Employee compensation and benefits (Note 7)	4,245,272	3,329,610
Brokerage fees	460,181	460,281
Fees paid to Related Parties (Note 5)	156,291	156,291
Professional fees	87,164	38,546
Printing and office supplies	27,906	15,964
Depreciation expense	10,115	10,359
Furniture and equipment expense	11,918	11,190
Other expenses	272,784	252,095
Total expenses	5,271,631	4,274,336
Income before income taxes	1,923,798	1,877,282
Income tax expense (Note 6)	(717,577)	(700,279)
Net income	$ 1,206,221	$ 1,177,003

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2010 and 2009

	Common Stock - Shares	Common Stock - Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance at December 31, 2008	1	$ 100	$ 749,900	$ 1,661,573	$ —	$ 2,411,573
Net income	—	—	—	1,177,003	—	1,177,003
Balance at December 31, 2009	1	$ 100	$ 749,900	$ 2,838,576	$ —	$ 3,588,576
Net income	—	—	—	1,206,221	—	1,206,221
Change in net unrealized gains (losses) on investment securities available-for-sale, net of taxes of $1,347	—	—	—	—	2,501	2,501
Total comprehensive income	—	—	—	—	—	1,208,722
Balance at December 31, 2010	1	$ 100	$ 749,900	$ 4,044,797	$ 2,501	$ 4,797,298

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Cash Flows
For the years ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,206,221	$1,177,003
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	10,115	10,359
(Increase) decrease in prepaid expenses	(773)	14,852
(Increase) decrease in commissions receivable	(13,386)	100,676
Decrease in other assets	2,603	4,667
Net change in due to Related Parties	40,615	134,941
Increase (decrease) increase in accrued salary expense	85,341	(17,955)
(Decrease) increase in other liabilities	(31,044)	31,044
Net cash provided by operating activities	1,299,692	1,455,587
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(12,408)	(10,256)
Purchase of investment securities available-for-sale	(1,090,224)	—
Proceeds from maturities of investment securities available-for-sale	500,000	—
Net cash used by investing activities	(602,632)	(10,256)
Increase in cash	697,060	1,445,331
Cash at beginning of year	4,483,949	3,038,618
Cash at end of year	$ 5,181,009	$4,483,949

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

First Citizens Securities Corporation ("FC Securities" or the "Company") was organized as a South Carolina corporation, and on October 13, 2005, it became a wholly owned subsidiary of First Citizens Bank and Trust Company, Inc. ("First Citizens" or the "Parent") through the issuance of 1 share of $100 par value common stock. The Parent is a wholly owned subsidiary of First Citizens Bancorporation, Inc. ("Bancorporation"), a financial holding company located in Columbia, South Carolina. First-Citizens Bank & Trust Company, Raleigh, North Carolina ("FCBNC") is the wholly-owned subsidiary of First Citizens BancShares, Inc. ("BancShares"). Bancorporation's Vice Chairman is a director of BancShares and FCBNC. First Citizens, other subsidiaries of Bancorporation, BancShares and FCBNC are collectively referred to as "Related Parties".

FC Securities is a registered broker/dealer in securities with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of FC Securities' customers are located in South Carolina and Georgia in markets served by First Citizens.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America. The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) Investments
Investments are classified as available-for-sale and are accounted for at fair value as determined by quoted market prices. Unrealized holding gains and losses, net of deferred taxes, are presented as separate component of stockholder's equity in accumulated other comprehensive income.

(b) Furniture and Equipment
Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is included in expense over the estimated useful lives of the assets (generally three to ten years). Depreciation and amortization are calculated using straight-line methods. Maintenance, repairs and minor improvements are expensed as incurred.

(c) Income Taxes
The Company is included in the consolidated federal income tax return of Bancorporation, and computes its provision for federal income taxes using Bancorporation's federal income tax rate. A tax allocation arrangement exists between the Company and Bancorporation. State income taxes are computed on a separate company basis since the Company files separate state income tax returns.

(d) Commission Revenue
Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(e) Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENTS

The cost and the estimated fair value of investment securities available-for-sale at December 31, 2010 along with gross unrealized gains and losses determined on an individual security basis are presented below.

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government treasuries	$ 500,446	$ 79	$ —	$ 500,525
Other	89,778	3,825	56	93,547
Total	$ 590,224	$ 3,904	$ 56	$ 594,072

There were no investment securities with unrealized losses over twelve months. The Company has continued its ongoing monitoring process to review its investments portfolio to ensure that investments which may be other-than-temporarily impaired are identified on a timely basis.

The following table provides maturity information for investment securities at December 31, 2010.

Years to maturity	Cost	Estimated Fair Value
Due in 1 year or less	$ 500,446	$ 500,525
Due after 1 year through 5 years	88,788	92,533
Due over 5 years	990	1,014
	$ 590,224	$ 594,072

NOTE 4 – FURNITURE AND EQUIPMENT

Furniture and equipment are summarized as follows:

	2010	2009
Furniture and equipment	$ 67,746	$ 55,338
Less: Accumulated depreciation	(43,092)	(32,977)
Total premises and equipment	$ 24,654	$ 22,361

Provisions for depreciation were $10,115 and $10,359 for the years ended December 31, 2010 and 2009, respectively.

NOTE 5 – TRANSACTIONS AND RELATED PARTIES

At December 31, 2010 and 2009, the Company had $603,716 and $873,697, respectively in a noninterest bearing demand deposit account at the Parent. Due to Related Parties consists of various items paid by the Parent on behalf of the Company, such as payroll and various general and administrative expenses. Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

In 2010 and 2009, the Company paid a management fee of $156,291 to First Citizens to compensate it for various executive management and professional services.

NOTE 6 – INCOME TAXES

The component of income tax expense is as follows:

	2010	2009
Current:		
Federal	$ (673,217)	$ (657,102)
State	(44,360)	(43,177)
	$ (717,577)	$ (700,279)

The income tax expense for the period differed from the amount computed by applying the Parent's federal income tax rate of 35% to income before income taxes because of the following:

	2010	2009
Income tax expense at federal rate	$ (673,329)	$ (657,049)
State taxes (net of federal benefit)	(44,248)	(43,177)
Other	—	(53)
	$ (717,577)	$ (700,279)

NOTE 7 – EMPLOYEE BENEFIT PLANS

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the "Pension Plan") covering substantially all full-time employees, including the employees of the Company. On July 19, 2007, the Parent's Board of Directors approved an amendment to the Pension Plan to provide that any employee who is hired or rehired on or after September 1, 2007 will not be eligible to participate in the Pension Plan. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. For the years ended December 31, 2010 and 2009, pension expense of $3,766 and $52,959 was allocated, respectively, to the Company by the Parent.

The Parent also sponsors a defined contribution savings plan and an enhanced contributory savings plan covering employees hired or rehired on or after September 1, 2007 and will receive benefits beginning January 1, 2008 (the "Plans"), covering substantially all full-time employees, including the employees of the

NOTE 7 – EMPLOYEE BENEFIT PLANS (CONTINUED)

Company. The Plans permit eligible employees to make contributions, with the Company matching a certain percentage of the employee's contributions. During 2010 and 2009, the Company made matching contributions of approximately $157,740 and $125,664, respectively, to the Plans. The Plans are available for employees after completion of thirty-one days of consecutive service.

NOTE 8—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value estimates presented herein are based on pertinent information available to management. The fair value of investment securities is based upon quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair values. These levels are:

Level 1: Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2: Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3: Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques included use of discounted cash flow models and similar techniques.

Among the Company's assets and liabilities, investment securities available for sale are reported at their fair values on a recurring basis.

For assets carried at fair value, the following table provides fair value information as of December 31, 2010:

		Fair value measurements at December 31, 2010		
	Fair Value at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured at fair value				
Investment securities available-for-sale:				
U.S. government treasuries	$ 500,525	$ 500,525	$ —	$—
Other	93,547	—	93,547	—
Total investment securities available-for-sale	$ 594,072	$ 500,525	$ 93,547	$—

NOTE 9 – NET CAPITAL REQUIREMENTS

FC Securities is a registered broker/dealer in securities with FINRA. FC Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2010, the Company had net capital as defined of $4,546,857; the Company's aggregate indebtedness to net capital ratio was .23 to 1.

At December 31, 2009, the Company had net capital as defined of $3,001,117; the Company's aggregate indebtedness to net capital ratio was .32 to 1.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 18, 2011, the date these financial statements were issued, and there were no significant subsequent events to disclose or recognize.

FIRST CITIZENS SECURITIES CORPORATION **Schedule 1**
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2010

	2010
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued liabilities and due to Related Parties	$ 1,056,074
NET CAPITAL	
Total stockholder's equity	4,797,298
Less nonallowable assets:	
Prepaid expenses	25,861
Excess cash deposit with the Parent bank	167,119
Other assets	52,430
Net capital before haircuts	4,551,888
Haircut adjustment	(5,031)
Net capital	4,546,857
Capital requirement	70,405
Net capital excess	$ 4,476,452
Ratio – aggregate indebtedness to net capital	.23 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5, Part II-A Quarterly, dated December 31, 2010.

See the accompanying Independent Auditors' Report.

FIRST CITIZENS SECURITIES CORPORATION **Schedule 2**
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the Company or the clearing agent and are immediately restrictively endorsed and deposited in a bank account of the clearing agent. Securities received are forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $-0- at December 31, 2010.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2010.

See the accompanying Independent Auditors' Report.

Supplemental Report

With respect to the

Transitional Assessment Reconciliation (Form SIPC-7T)

DIXON HUGHES PLLC

Certified Public Accountants and Advisors

Independent Auditors' Report on Applying Agreed Upon Procedures Related to SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

To the Board of Directors
First Citizens Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by First Citizens Securities Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, which include the FOCUS reports and the commission payout schedules, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Charlotte, North Carolina
February 18, 2011